UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES PROGRESS IN DEVELOPING ELGA COKING COAL DEPOSIT

Upper Ulak, Russia – February 17, 2010 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces progress in developing the Elga coking coal deposit.
At the beginning of February, 2010 two special heavy machinery convoys departed from the Upper Ulak station (Amur Region) where Mechel-owned construction base
“4th km of the Ulak-Elga railway spur track” is located. The equipment is intended for development of Elga coking coal deposit. Both machinery convoys have already reached their destination – the place of the new open pit mine construction. There will be five equipment and machinery convoys in total. They are expected to deliver all necessary equipment and materials to start construction of the open pit mine and mining operations before April 2010.
Exploration and operational mine site is planned to be commissioned in summer.
Construction of the open pit mine would include all necessary stripping works.
First coal is expected to be mined already in November 2010.
The machinery packs include various mining and transport machines, including excavators, bulldozers, motor graders, dump trucks, fuel servicing trucks, timber trucks as well as shift camp components. In total, over ninety pieces of special-purpose machinery and large-scale equipment will be supplied for the deposit development.
During the summer a shift camp for 250 people as well as industrial area, fuel and lubricants storage facility and other necessary objects will be built at the open pit construction site. Later a permanent settlement will replace the camp and shift workers arriving to work at the open pit and further development of the deposit will be living there.
Currently 2,400 people (including all shift teams) are employed at the site of railway and mine construction. In summer this figure is expected to reach 6,000.
Thus the project is very important for the Far Eastern Federal District social development.
All operations at the first stage of Elga coal deposit construction are implemented by Mechel OAO’s subsidiary Metallurgshachtspectzstroy ZAO.
Vladimir Polin, Senior Vice-President of Mechel OAO, commented, “Development of the Elga coal deposit is known to be a complex and multifaceted project. The construction progress is affected by both weather and geography conditions.
Still, we have everything to successfully implement this project – experienced staff, resources as well as new state-of-the-art equipment and cutting-edge technology. Our work is clearly in line with our plans declared before, and we are sure that we’ll manage to commence coal mining at the Elga deposit as early as autumn.
We expect to mine up to 200 thousand tonnes of coal this year and in 2011 we expect to increase this level to 1 million tonnes. This is very important, considering growing demand for high-quality coking coal both within and outside
Russia.
Timing of further Elga coal deposit development will depend on market conditions but, still, our main goal is to reach the 27-30 million tonnes of coal production at the deposit. Thus, summing up production volumes of all Mechel’s coking coal production assets, the company will become one of the top three world’s largest producers and suppliers of coking coal concentrates.”
***
Mechel OAO
Alexander Tolkach
Phone: + 7 495 221 88 88
Alexander.Tolkach@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 17, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO